Mail Stop 6010

October 2, 2007

Stanley Wong
Chief Executive Officer
China Biologic Products, Inc.
No. 14 East Hushan Road
Taian City, Shandong
People's Republic of China 271000

> **Re:** **China Biologic Products, Inc.**
> **Registration Statement on Form SB-2**
> **Filed September 5, 2007**
> **File No. 333-145877**

Dear Mr. Wong:

      We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM S-1

Prospectus Cover Page

1. Since your stock is quoted on the Pink Sheets, you will need to disclose a fixed price at which the selling shareholders will sell their shares until an active market develops.

   - Please include the following disclosure on the prospectus cover page: "The selling shareholders will sell at a price of $[X.XX] per share until our shares are quoted on the OTC Bulletin Board and thereafter at prevailing market prices or privately negotiated prices."
   - Please explain in an appropriate part of the filing how you determined the fixed price. See Item 505 of Regulation S-B.
   - Please revise the Plan of Distribution section on page 60 to remove all references to sales at negotiated prices prior to quotation on the OTC Bulletin Board.

2. We note the statement that "Any participating broker-dealers and any selling stockholders who are affiliates of broker-dealers are deemed to be 'underwriters.'" However, the last paragraph on page 60 states that these entities "*may be* deemed to be 'underwriters'" (emphasis added). Please make the disclosure consistent. Note that any selling shareholder who is a broker-dealer must be identified as an underwriter unless they received their securities as compensation for underwriting activities. Selling shareholders that are affiliates of broker-dealers must be identified as underwriters unless the following two representations are made in the prospectus:

   - the selling security holder purchased the securities in the ordinary course of business; and
   - at the time of the purchase of the securities to be resold, the selling security holder had no agreement or understanding, directly or indirectly, with any person to distribute the securities.

   Please revise your prospectus accordingly.

Prospectus Summary, page 4

3. Please explain the significance of being the only plasma-based biopharmaceutical product manufacturer in Shandong Province approved by the state as you state there are local pharmaceutical enterprises engaged in the manufacture and sale of potential substitute and similar biopharmaceutical products.

4. Please explain what the percentages and the "IU" abbreviation mean in the bullet-point list of products.

5. Please identify the indications these products are designed to target and whether they are cures, vaccines, or if they are designed to eliminate symptoms of certain diseases.

6. Please clarify which of these products are commercially available. The disclosure on page 43 appears to indicate that Human Hepatitis B Immuglobulin, Human Immunoglobulin and Human Immunoglobulin for Intraveneous Injection are still in development.

7. Please state the basis for your belief, as stated on page 4, that you "are currently one of the fastest growing producers of albumin and immunoglobulin biopharmaceutical products in China." The Hua Yuan Medicine Net survey you mention refers to your profit ranking, not your growth.

If the State bans or limits plasma-based biopharmaceutical products . . . , page 10

8. Please discuss any proposed laws that are currently under consideration that would limit or ban plasma-based biopharmaceutical products.

If the plasma from Shandong Province are found to be contaminated . . . , page 10

9. Please specifically state that the source of plasma is human donations. If the donor is infected with certain diseases, then the plasma may be infected. Also, clarify that if the donations are not appropriately screened for disease, the entire source can become contaminated.

Our recent acquisition of five plasma stations in Shandong Province and three plasma stations in Guangxi…, page 10

10. In this risk factor discussion you identify multiple risks relating to the acquisition of plasma stations without discussing these risks. Please revise to discuss the risks and the potential consequences of each. Consider discussing each risk factor in a separate section.

Our revenues and profitability will be adversely affected if the market . . . , page 10

11. Please discuss the factors that could cause the market for human albumin to decrease. If any of these factors has begun to materialize, discuss the situation.

Our operations, sales, profit and cash flow will be adversely affected . . . , page 11

12. Please state how much time it typically takes for the Chinese government regulators to inspect a batch of albumin products. For example, is it a matter of minutes? Several weeks?

13. Additionally, explain the factors that are considered in this inspection.

We rely on contracts with the Shandong Province . . . , page 11

14. Please revise the risk factor heading to clarify that the agreement will terminate upon the privatization which is expected to occur before the end of 2008.

15. Please identify the senior management employees who are employed through the Shandong Institute. If any of them have already informed you that they do not plan to continue working for you after the privatization, identify those employees.

Our financial position and operations may be materially and adversely . . . , page 12

16. Please state the amount of your product liability insurance coverage.

Our inability to successfully implement our business plans …, page 12

17. Please revise the discussion to provide a more detailed description of the factors identified and the adverse effects they could have on your profitability and prospects.

Our senior management and employees have worked together for a short . . . , page 12

18. Please identify by name the individuals this risk factor is intended to cover, and state how long they have been at the company.

We may lose our competitive advantage and our operations may suffer . . . , page 13

19. To the extent you are aware that you have any intellectual property that is being infringed upon or that you have been notified of a third party's belief that you are infringing on their intellectual property, please revise to disclose the situation and potential consequences.

20. Please clarify that your products are not currently covered by any patents.

21. Please identify the measures you have put into place to protect your intellectual property rights and discuss the limitations of these measures.

Investor confidence and market price of our shares may be adversely . . . , page 14

22. If you have already discovered any material weaknesses or significant deficiencies in your controls, please identify them.

There is a dispute between the former shareholders of Shandong Taibang . . . , page 14

23. Please revise the risk factor heading to clarify that, as stated on page 48, the dispute relates to 25% of the equity in the operating company.

24. Please provide in this risk factor a brief description of your relevant corporate history so it is clear who all of the parties mentioned in this risk factor are.

Our 2007 actual financial performance could vary from the performance thresholds…, page 15

25. Please quantify the discrepancy between the estimated 2006 after tax net income before minority interest and the actual after tax net income before minority interest and explain how failing to meet these estimates will result in a decrease in the percentage ownership by controlling stockholders and how the amount of the decrease is calculated.

26. Additionally, the disclosure states that the percentage ownership by controlling shareholders will decrease if your 2007 actual performance does not meet the revenue estimates. Did the ownership decrease as a result of failing to meet the 2006 estimates? If it did, please revise to quantify the decrease.

Our cash flow could be negatively affected as a result of our extension . . . , page 15

27. Please disclose the following in this risk factor: the dollar amount of your accounts receivable as of the most recent practicable date, the amount of your allowance for doubtful accounts, and the amount of your bad debt expense for 2006 and interim 2007.

We will incur capital expenditures in the future . . . , page 16

28. Please state your best estimate of the approximate amount of capital expenditures you anticipate making during the next 12 months.

29. Please discuss the drawbacks of obtaining additional debt or equity financing, currently comprising the second paragraph of this risk factor, in a separate risk factor.

Substantially all of our executive officers reside in the PRC…, page 19

> 30. Please include the U.S. in the list of companies that do not have reciprocal recognition and enforcement of judgments with the PRC. Additionally, explain why binding arbitration would be easier to enforce.

Our primary source of funds of dividends and other distributions . . . , page 19

> 31. Please state the amount of Shandong Taibang's 2006 net income that it was required to set aside "to fund designated statutory reserve funds."

> 32. Of the cash Shandong Taibang currently has on hand, please state the amount it could legally distribute to the parent company.

> 33. Since you do not intend to pay dividends, disclose that any gains on an investment will need to come through an increase in the stock price, which may or may not occur.

If the China Securities Regulatory Commission . . . , page 21

> 34. Please update this risk factor to reflect any relevant events that occur during the course of our review process.

Special Note Regarding Forward-Looking Statements, page 22

> 35. Please delete the sentence that reads, "Given these uncertainties, you should not place undue reliance on these forward-looking statements." Although we do not object to the other cautionary language in this section, this sentence could be read as a disclaimer of information in your filing.

Use of Proceeds, page 23

> 36. Please disclose the amount of proceeds the company may receive upon the exercise of warrants. Also, describe with more specificity the planned uses of these proceeds. State an amount for each use.

Management's Discussion and Analysis or Plan of Operation

Six Months Ended June 30, 2007 Compared to Six Months Ended June 30, 2006, page 28
Revenues, page 28

> 37. You disclose that your increase in revenue for the six months ended June 30, 2007 resulted from a decrease in the supply of plasma, which does not overtly appear to correlate with increased revenue conditions. For example, please tell us whether

the decrease in supply resulted in higher demand and related increases in price. Please also quantify the effect that price versus volume had on your increase in revenue. Refer to Item 303(b)(1) of Regulation S-B and both Financial Reporting Codification Section 501.04 and the Commission's guidance regarding Management's Discussion and Analysis of Financial Condition and Results of Operations (Release No. 33-8350) and revise your disclosure accordingly.

38. We note that your "human albumin contributed an additional $4.8 million" of revenues. Please explain the underlying business reasons for which sales of human albumin increased.

Cost of Revenues, page 28

39. Please revise your disclosure to clarify why your cost of revenues as a percentage of net revenues decreased from 46.2% to 36.4% for the six months ended June 30, 2007 and from 53.7% to 43.2% for the fiscal year ended December 31, 2006. It is unclear why increased sales volume did not also lead to related increases in your cost of revenue for both of these reporting periods.

Operating Expenses, page 28

40. Additionally, in all cases where you attribute a material change in financial statement amounts to more than one factor, please revise your disclosure to quantify the effect of each material factor on the related financial statement amount. For example, please quantify the increase in professional fees for the six months ended June 30, 2007 and separately discuss whether that increase contributed to an increase in selling or general and administrative expenses for the six months ended June 30, 2007. Revise your disclosure for the year ended December 31, 2006 in a similar manner.

Comparison of Fiscal Years Ended December 31, 2006 and 2005, page 29

41. Please discuss the factors that cause demand for your albumin products to "continuously increas[e]."

Liquidity and Capital Resources, page 30

42. Please file as an exhibit the agreement underlying the loan that is due in February 2008.

Commitments, page 32

43. You specify the date of the registration rights agreement related to your July 18, 2006 private placement transaction as July 19, 2007. Please revise your disclosure

both herein and on page 37 to clarify the date of this registration rights agreement, as it does not appear to be the same as that of the agreement included as Exhibit 4.2. If the July 19, 2007 date is correct, please file an exhibit for that registration rights agreement and tell us why you accrued penalties in 2006.

Critical Accounting Policies, page 34

Revenue Recognition, page 34

44. We acknowledge your revenue recognition policy as noted herein and within your "Summary of Significant Accounting Policies" in the accompanying notes to your consolidated financial statements. Your disclosure on page 29 implies that you accept product returns; however, it is unclear given the nature of your products whether you definitively accept returns and whether you reduce your gross revenue for other estimates, for example, cash discounts, rebates or chargebacks. Please revise your disclosure to address the items that follow, as applicable.

a) Disclose the nature and amount of each accrual item that reduces your gross revenue at the balance sheet dates presented and the effect that could result from using other reasonably likely assumptions than those you used to arrive at each accrual; for example, disclose a range of reasonably likely amounts or another type of sensitivity analysis.
b) To the extent that the information you consider in estimating your accruals, such as levels of inventory in your distribution channels; product shelf life, recalls and discontinuances; and the effects of price changes and generic competition, is quantifiable, discuss both quantitative and qualitative factors and the extent of availability and your use of information from external sources; for example, end-customer demand data compared to inventory levels.
c) In discussing your estimate of product returns, clarify your related accounting   policy pursuant to SFAS No. 48. Please also provide information regarding the   total amount of product in sales dollars that could potentially be returned as of the most recent balance sheet date, disaggregated by product type and the related expiration period.
d) Discuss any shipments made as a result of incentives and/or in excess of your customers' inventory levels in the ordinary course of business. Please also discuss your revenue recognition policy for such shipments.
e) Provide a roll-forward of each accrual that reduces your gross revenue for the periods presented, showing the following:

- beginning balance;
- current estimate related to sales made in current period;
- current estimate related to sales made in prior periods;

- actual returns or credits in current period related to sales made in current period;
- actual returns or credits in current period related to sales made in prior periods; and
- ending balance.

f) Finally, please include information regarding the amount of and reason for fluctuations with respect to the amounts that reduce your gross revenue. Please address the effect that any changes in your estimates had on your revenues and operations for the applicable periods.

Our Corporate Structure and History, page 36

45. We note from the "Private Placement Transaction" discussion on page 37 that the shares being registered in this offering are the shares that were issued in the July 19, 2006 private placement. The prospectus cover pages states that 4,780,000 shares are already outstanding, but the "Private Placement Transaction" discussion describes the sale of only 4,280,000 shares. Please describe the transaction in which the other 500,000 shares were issued.

Acquisition of Plasma Stations, page 38

46. Please revise to disclose the terms of these acquisitions.

Our Business, page 38

47. Please describe the material terms of your agreement with Shandong Province Institute of Biological Products pursuant to which Shandong Institute provides you with employees.

The Plasma Product Industry in China, page 39

48. The first paragraph states that the State is no longer approving the establishment of new collection stations. However, on page 40 you state the regulatory requirements for the establishment of a plasmapheresis station. The discussions appear contradictory. Please explain.

Our Intellectual Property, page 43

49. We note from "We may lose our competitive advantage . . ." on page 13 that you "rely on . . . registered patents and trademarks to protect [your] intellectual property." Please identify in the "Our Intellectual Property" section all of your material patents, the products they are used in, and their expiration dates.

Our Research and Development Efforts, page 43

50. We note the bullet-point list that describes the R&D projects you are currently pursuing.

- In the "Regulation" discussion on page 47, please provide an overview of the drug approval process in China. For example the process in the United States consists of preclinical development, filing of an IND, phase I trials, phase II trials, phase III trials, and submission of an NDA. Please provide a similar level of detail regarding China's process, and include a narrative description of each step.
- After you have provided the above overview, please revise each bullet point in this section to state clearly which stage of the overall process each product candidate is currently in and which additional steps need to be completed prior to commercialization.

Major Suppliers, page 46

51. Please describe the material terms of your material supply agreements. We note you acquired Qi He, Xiajin, and Zhang Qiu in December 2006. We note that your agreements with these parties were entered into prior to the acquisitions. Have your agreements with these parties changed since the acquisitions. If so, please revise to describe the changes.

52. Please file your agreement with the Shen County Plasma Collection Station since they provided 17.2% of your plasma supply during 2006. Discuss in this section the material terms of the agreement, including both parties' material rights and obligations, payment provisions, duration, termination provisions, and any other material provisions.

Management, page 49

53. Please state Siu Ling Chan's business experience during the past five years. Include the dates she held each position.

Certain Relationships and Related Transactions

Amount Due to Related Parties, page 54

54. This section's heading and the first column of the table state these amounts are due "to" related parties. The section's first sentence, however, states these amounts are due "from" related parties. Please revise the disclosure so it is consistent.

55. Please identify the shareholders who financed the investment in Shandong Taibang. Also, regarding the $675,761 borrowed for operational purposes, (a) identify the minority shareholder of Shandong Taibang who lent the money, (b) disclose the due date for this loan, and (c) file the underlying agreement as an exhibit.

Selling Stockholders, page 56

56. Please identify which, if any, of the selling security holders are either broker-dealers or affiliates of a broker-dealer.

57. Footnote (6) is included on page 57, but we are unable to locate a reference to this footnote in the Selling Stockholders table. Please insert a reference or delete the footnote, as appropriate.

Security Ownership of Certain Beneficial Owners and Management, page 57

58. The Beneficial Ownership table states that "All officers and directors as a group (4 persons named above)" own 15,332,928 shares. However, by our calculations, the four current officers and directors own a total of 14,797,035 shares. Please reconcile.

Notes to (Unaudited) Consolidated Financial Statements, page F-7

Note 1- Organization Background and Principal Activities, page F-7

Acquisition of Plasma Stations in Shandong Province, page F-10
Acquisition of Plasma Stations in Guangxi Province, page F-10

59. Please revise your disclosure to indicate how management determined that the Shandong Province and Guangxi Province plasma station acquisitions are not considered business combinations pursuant to SFAS No. 141. Please also revise your references to "Regulation S-X Article 11" to include the appropriate reference under Regulation S-B, which is presumably Item 310(d). Additionally, please clarify whether you consolidate the operations of these plasma stations, as it appears you control their operating licenses and reflect their "net assets" in your financial statements. Address the provisions of FIN 46R and other accounting literature under U.S. GAAP, as applicable.

60. Additionally, you indicate that you engaged an independent valuation specialist to value the assets acquired in both the Shandong and Guangxi Province plasma station transactions. This suggests to an investor that you are placing reliance on that valuation specialist. Please revise your disclosure to include the name of the valuation specialist wherever referenced; for example, you also include such

reference on page F-36. Please also file a consent report from the valuation specialist.

Notes to Consolidated Financial Statements, page F-34

Revenue Recognition, page F-37

61. Tell us and disclose whether you accept product returns and clarify your accounting policy with respect to those returns pursuant to SFAS No. 48, as applicable.

Warranty Costs, page F-42

62. Please revise your disclosure to clarify what your warranty obligations are to your customers at the point-of-sale and disclose your accounting policy with respect to warranty obligations, referencing the applicable literature under U.S. GAAP. Disclose whether your historical warranty claims are material to your net income for the financial statement periods presented.

Note 7- Acquisition, page F-47

63. Please provide us with the information that follows regarding your accounting treatment for the March 17, 2005 and September 2, 2005 equity purchase transactions involving Shandong Missile Biological Products Co., Ltd. ("Shandong Missile").

- Per the disclosure on pages 4 and 6 of your document, it appears that Shandong Taibang Biological Products Co., Ltd. ("Shandong Taibang") is your primary operating entity. However, both herein and in Note 1 to your consolidated financial statements, you discuss Shandong Missile as your primary operating entity. Please revise your disclosure both herein and throughout your filing, as applicable, to clarify that "Shandong Missile" is the same entity as "Shandong Taibang."

- You disclose on page F-34 that the stockholders of Up-Wing Investment Limited ("Up-Wing") and Logic Express Ltd. ("Logic Express") are "identical." You also state that Logic Express accounted for the acquisition of the Shandong Missile as a reorganization of entities under common control. You then disclose on page F-47 that "the Company," presumably China Biologic Products, Inc., accounted for both the acquisition of the initial 41% equity interest and the additional 41.76% equity interest in Shandong Missile "under the purchase method." As the financial statements reflected in your prospectus are those of Logic Express, please revise your disclosure on page F-47 to clarify how

application of the purchase method is appropriate given the common
control nature of the original transaction between Up-Wing and Logic
Express. Additionally, if you did, in fact, purchase the 82.76% Shandong
Missile interests from related parties, please revise your disclosure on
page F-47 accordingly.

- Please tell us how you met the definition of "common control" for both
the Logic Express and GRC Holdings, Inc. mergers. Specifically address
paragraph 3 of EITF No. 02-5 in your analysis.

- Your disclosure on page F-34 states that Up-Wing acquired 41% and 49%
equity interests in Shandong Missile. Please clarify how you derive the
82.76% total equity interest.

Item 27. Exhibits, page II-3

64. We note you have provided "summary translations" of exhibits 10.1-10.7. Please
provide complete translations, as required by Rule 403(c)(2) of Regulation C.

Signatures

65. Please include the signature of your controller or principal accounting officer. If
Chao Ming Zhao, the CFO, also serves as the controller or principal accounting
officer, his signature should be captioned as such in your amended filing. See
Instructions 1 and 2 to the Signatures section of Form SB-2.

*   *   *

As appropriate, please amend your registration statement in response to these
comments. You may wish to provide us with marked copies of the amendment to
expedite our review. Please furnish a cover letter with your amendment that keys your
responses to our comments and provides any requested information. Detailed cover
letters greatly facilitate our review. Please understand that we may have additional
comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Act of 1933 and that they have provided all information investors require
for an informed investment decision. Since the company and its management are in
possession of all facts relating to a company's disclosure, they are responsible for the
accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Amy Bruckner at (202) 551-3657 or Mary Mast at (202) 551-3613 if you have questions regarding comments on the financial statements and related matters. Please contact Greg Belliston at (202) 551-3861 or me at (202) 551-3715 with any other questions.

Sincerely,

Jeffrey Riedler
Assistant Director

cc: Louis A. Bevilacqua, Esq.
        Thomas M. Shoesmith, Esq.
        Joseph R. Tiano, Jr., Esq.
        Thelen Reid Brown Raysman & Steiner LLP
        701 8th Street, N.W., Washington, D.C. 20001